Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia: 2Q Net Income of $52.5 Million
HONG KONG, August 26, 2010 — GigaMedia Limited (NASDAQ: GIGM) today announced second-quarter net income of $52.5 million primarily from the realization of a portion of the gain from the sale of a majority of the company’s gambling software business.
EBITDA was $59.8 million during the second quarter. Basic and fully-diluted earnings per share in the period were US$0.94 and US$0.87, respectively.
“During the second quarter we finalized our strategic partnership with Mangas for our gambling software business, which strongly positions the business to capture growth opportunities in Europe,” stated GigaMedia President and COO Thomas Hui. “We also significantly increased our holding in IAHGames, significantly increasing the strength of our Asian online games platform.”
“In 2010 we have taken important strategic moves to ensure continued long-term growth of our business in Europe and Asia,” stated GigaMedia CEO Arthur Wang. “During this period of strategic transition, we are also closely focused on the operating level to build, to work, to strengthen our businesses for an even stronger future.”
Recent Developments
■	Everest Poker and BetClic Poker launch poker operations under new French regulatory regime in June and enjoy strong market response.

■	IAHGames launches Blizzard Entertainment’s exciting new title StarCraft® II: Wings of Liberty™ in SE Asia as part of the global launch on July 27. Worldwide, StarCraft II achieved a day-one sales milestone of more than 1 million copies sold, instantly making it the bestselling PC game of 2010.

■	GigaMedia is now in a dispute with its former China head over his ongoing attempts to usurp company assets in China, including local company bank accounts and company operations. GigaMedia has filed legal action and is working aggressively with local police, courts and government officials to bring about a rapid resolution. GigaMedia’s China operations may be adversely affected by these illegal actions.

Consolidated Financial Results
GigaMedia Limited conducts its online entertainment business in two business segments. The Asian online games segment develops a wide range of online games for the Asian and worldwide market. The Asian online games segment also operates online games across Asia, including Greater China and SE Asia. The gambling software business segment, of which GigaMedia retains a 40 percent equity interest, develops and licenses online poker, casino, and sports betting gambling software solutions and application services, primarily targeting continental European markets.
In April 2010, the company completed the sale of a 60 percent interest in its gambling software business. In accordance with the applicable accounting guidelines, beginning in the second quarter of 2010, GigaMedia deconsolidated the results of the gambling software business and is now accounting for the remaining 40 percent interest under equity accounting. (See “Additional Information” for further information on the gambling software business.)
As a result of the deconsolidation of this business unit, consolidated financial results for the second quarter of 2010 may not be comparable to other periods.

GIGAMEDIA 2Q10 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in
US$ thousands, except per
share amounts)	2Q10	2Q09	Change (%)	2Q10	1Q10	Change (%)
Revenues (A)	10,864	37,725	-71	10,864	37,086	-71
Gross Profit (A)	7,243	28,567	-75	7,243	29,243	-75
Income (Loss) from Operations (A)	(11,756)	(244)	NA	(11,756)	3,632	NA
Income (Loss) from Continuing Operations (A)	52,568	(16)	NA	52,568	3,213	1,536
Net Income (Loss) Attributable to GigaMedia	52,549	128	41,086	52,549	1,316	3,893
Net Income (Loss) Per Share, Diluted	0.87	0.00	40,791	0.87	0.02	3,826
Non-GAAP Income (Loss) from Operations(A)(B)	(7,402)	581	NA	(7,402)	4,111	NA
Non-GAAP Net Income (Loss) (A) (B)	(8,536)	877	NA	(8,536)	1,738	NA
Non-GAAP Net Income (Loss) Per Share, Diluted (A) (B)	(0.15)	0.01	NA	(0.15)	0.03	NA
EBITDA (C)	59,843	2,324	2,475	59,843	2,856	1,995
Cash, Cash Equivalents and Marketable Securities-Current	116,515	100,358	16	116,515	62,733	86

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income (loss) from operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain non-cash write-downs. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter decreased to $10.9 million from $37.7 million in the same period of 2009 and $37.1 million in the first quarter of 2010. Both year-over-year and quarter-over-quarter results decreased primarily as a result of the deconsolidation of the gambling software business.
Revenues in the company’s Asian online games business in the second quarter of 2010 decreased 7 percent year-over-year and 4 percent compared with the first quarter. Period decreases from revenue in Taiwan and Hong Kong offset a 14 percent year-over-year increase and a 6 percent quarter-over-quarter increase in revenues from game operations in China.
Total revenues from game operations in China grew both year-over-year and quarter-over-quarter, to $5.0 million in the second quarter of 2010 compared to $4.4 million a year ago and $4.8 million in the first quarter of 2010. The quarterly sequential growth was due to successful promotions run during the period and new anti-hacking software. FreeStyle revenues, which represented 99 percent of total revenues, increased 13 percent year-over-year and 7 percent quarter-over-quarter. During the second quarter, average monthly active paying accounts for the company’s games in China were approximately 269,000, representing a decrease of 18 percent quarter-over-quarter. Average monthly revenue per active paying account was a record $6.25 during the second quarter of 2010, up 29 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 80,000 during the second quarter of 2010, representing a quarterly sequential decrease of 14 percent.
Second-quarter revenues for games operated in Taiwan and Hong Kong decreased to $5.8 million from $7.3 million a year ago and $6.5 million in the first quarter of 2010. The year-period decrease was attributable to decreased contributions from MahJong and other casual games reflecting the impact of competition from social networking sites; the quarterly variation reflected comparison with seasonally strong first-quarter results that benefited from promotions during the Chinese New Year holiday. Average monthly active paying accounts held steady at approximately 77,000 during the second quarter. Average monthly revenue per active paying account was $25.10 during the second quarter of 2010, representing a quarterly sequential decrease of 11 percent. Second-quarter peak concurrent users were approximately 32,000, comparable with the first quarter.
Consolidated gross profit for the second quarter decreased to $7.2 million from $28.6 million in 2009 and $29.2 million in the first quarter of 2010, primarily as a result of the deconsolidation of the gambling software business. Second-quarter 2010 consolidated gross profit margin decreased to 66.7 percent from 75.7 percent in the same year-ago period, and decreased from 78.9 percent in the first quarter. The period decreases were related to the deconsolidation of gambling software business results, the impact of which offset continued solid gross profit margins in the Asian online games business.
Gross profit in the Asian online games business decreased to $7.2 million in the second quarter from $7.5 million a year ago and $7.4 million last quarter,

attributable to period revenue trends. Gross margin in the Asian online games business grew to 66.7 percent from 64.7 percent in 2009 and from 66.0 percent in the first quarter of 2010 with the year-over-year increase reflecting lower licensed game costs during the period.
Consolidated operating expenses for the second quarter decreased to $19.0 million from $28.8 million in the second quarter of 2009 and from $25.6 million in the first quarter of 2010.
Driving the year-over-year and quarter-over-quarter decreases were sharply lower operating expenses in the gambling software business, resulting from the deconsolidation of the business unit. Operating expenses for the gambling software business were $2.6 million in the second quarter, reflecting continued involvement of management in the transition of ownership after the sale of 60 percent of GigaMedia’s interest in the business.
Operating expenses for the Asian online games business were $10.3 million in the second quarter compared to $7.5 million in 2009 and $5.4 million in the first quarter of 2010. The increases were mainly attributable to write-downs totaling approximately $2.7 million largely composed of impairment of software development costs and fixed assets, as well as contract termination costs related to online game initiatives in China and Taiwan. Period increases also reflected increased product development and engineering expenses and general and administrative expenses.
Product development and engineering expenses for the Asian online games business were $2.1 million in the second quarter compared to $324 thousand in the same year-ago period and $347 thousand in the first quarter of this year. The increases largely reflected front-loaded expenses related to development of the SpongeBob SquarePants game title.
Selling and marketing expenses for the Asian online games business decreased to $2.2 million in the second quarter from $4.3 million in 2009 and from $2.3 million in the first quarter of 2010. The year-over-year variation reflected promotional expenses associated with new game launches last year.
General and administrative expenses for the Asian online games business were $3.3 million in the second quarter compared to $2.8 million in 2009 and $2.7 million in the first quarter of 2010. The period increases mainly reflected increased share-based compensation expenses and professional fees.
Second-quarter operating expenses also reflected higher operating expenses in headquarters, which increased to $6.1 million in the second quarter as a result of increases in compensation and other costs mainly related to the sale of 60 percent of GigaMedia’s interest in the gambling software business.
Consolidated income from operations for the second quarter decreased to a loss of $11.8 million from a loss of approximately $244 thousand in the second quarter of 2009 and income of $3.6 million in the first quarter of 2010.

Overall, results in consolidated income from operations reflected business transition as the company finished the transfer of ownership of the gambling software business and began building its business in Asia. Second-quarter 2010 results were largely affected by the deconsolidation of the gambling software business, which resulted in decreased gross profit and proportionately higher operating expenses. Results were also negatively impacted by an increase in compensation costs totaling approximately $5.8 million mainly related to the sale of the gambling software business, and the aforementioned write-downs.
Non-GAAP consolidated income from operations for the second quarter of 2010 decreased to a loss of $7.4 million. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP loss from operations in the Asian online games business was $129 thousand, down from income of approximately $297 thousand a year ago and income of $2.2 million in the first quarter of 2010. The year-over-year and quarter-over-quarter decreases were mainly related to higher product development and engineering expenses.
Consolidated non-operating income during the second quarter of 2010 increased to $70.6 million from approximately $234 thousand in the second quarter of 2009 and from a loss of $17 thousand recorded in the first quarter of 2010. Second-quarter 2010 consolidated non-operating income was largely affected by the deconsolidation of the gambling software business. Period results included a gain on the deconsolidation of the gambling software business of approximately $75.8 million, which consists of both a disposal gain on the sale of the 60 percent interest as well as a gain relating to the estimated fair value for GigaMedia’s remaining 40 percent holding. In addition period results include losses on equity method investments of $719 thousand mainly related to the gambling software business. Results also included impairments of stakes in online game investments amounting to $4.7 million.
Consolidated net income for the second quarter of 2010 increased to $52.5 million from $128 thousand in the second quarter of 2009 and from $1.3 million in the first quarter of 2010. The period variations primarily reflected the aforementioned factors affecting income from operations and consolidated non-operating income.
Non-GAAP consolidated net loss in the second quarter of 2010 was $8.5 million, compared to net income of $877 thousand in the same period last year and net income of $1.7 million in the first quarter of 2010. Non-GAAP basic and fully-diluted loss per share in the second quarter of 2010 were both $0.15.
Consolidated EBITDA for the second quarter of 2010 increased to $59.8 million from $2.3 million in the same period last year and from $2.9 million in the first quarter of 2010. Operating cash flow for the second quarter of 2010 was approximately negative $5.6 million. Capital expenditures totaled approximately $321 thousand for the period.

GigaMedia continued to maintain a healthy balance sheet during the second quarter. Cash, cash equivalents and marketable securities-current were $116.5 million, up from $62.7 million in the first quarter of 2010. Total short-term borrowings were $14.0 million at the end of the second quarter of 2010.
Additional Information
The loss on equity method investments during the second quarter of 2010 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of the gambling software business (Mangas Everest’s) net loss for the second quarter of 2010.
In addition, GigaMedia is providing the following supplemental figures related to Mangas Everest’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All figures were provided to GigaMedia by Mangas Everest’s management and are unaudited.
During the second quarter of 2010, Mangas Everest reported to GigaMedia total revenues of $20.6 million, including poker revenues of $12.9 million, with approximately 146,000 active depositing players and 26,000 new depositing players. Mangas Everest also reported to GigaMedia total net loss of $1.7 million for the period.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of August 26, 2010. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.
Asian online games business: In the third quarter of 2010, GigaMedia expects revenues to decline in Taiwan and China due to seasonality and the absence of new game launches. However, management expects significant revenue contributions from SE Asia in the third quarter, driven by the consolidation of IAHGames and the launch of StarCraft II on July 27, 2010. Management expects costs and expenses to remain high in comparison to revenues as the company continues expanding the platform and rebuilding the pipeline.
Gambling software business: Management expects softer third-quarter results due to the seasonal summer downturn and high upfront costs associated with the launch of operations in France. The company expects contributions to pick up in the fourth quarter.

Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on The FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Gain on deconsolidation of gambling software business
Effective April 1, 2010, due to the sale of a majority (60 percent) interest of GigaMedia’s online gambling software business to Mangas Gaming, GigaMedia deconsolidated the results of the business unit’s operations and began to account for the company’s remaining 40 percent investment in the gambling software business under the equity method of accounting. Under the accounting guidelines pertaining to deconsolidation, GigaMedia’s opening investment in Mangas Everest is required to be recorded at fair value as of the date of deconsolidation. The difference between this initial fair value of the remaining 40 percent investment in Mangas Everest and the net carrying value is recognized as a gain or loss in earnings.
An initial cash payment of approximately US$100 million was received; however, the purchase price is subject to certain post-closing adjustments, which have not yet been finalized as of June 30, 2010. In addition, GigaMedia, along with Mangas Everest, have not yet finalized the valuation analysis required to determine the initial fair value of GigaMedia’s 40 percent retained ownership interest. The amounts recorded for GigaMedia’s retained ownership interest were based on provisional measurements of fair value and are subject to change. Accordingly, the gain on deconsolidation of US$75.8 million that has been recorded for the three months ended June 30, 2010 reflects management’s best estimate of the fair value of GigaMedia’s retained ownership interest in Mangas Everest and was prepared on the basis of all information available to management at this time, and therefore could change significantly. Any significant adjustments to the fair value of Mangas Everest as a result of finalization of the valuation will be allocated to the gain on deconsolidation. Management expects the valuation analysis to be finalized as soon as practicable, but no later than the fourth quarter of 2010.
Equity in net loss of investee
In the second quarter of 2010, in conjunction with the deconsolidation of GigaMedia’s gambling software business, the company began accounting for its investment in Mangas Everest under the equity method of accounting. As noted above, GigaMedia, along with Mangas Everest, is in the process of finalizing the valuation of Mangas Everest, which includes the purchase price allocation analysis. Therefore, GigaMedia, along with Mangas Everest, is still gathering the information necessary to determine the appropriate amount of the fair value of Mangas Everest to allocate to identifiable intangible assets and goodwill. The equity in net income (loss) of investee currently reported is primarily comprised of GigaMedia’s proportionate share of Mangas Everest’s net income (loss) for the period. The impact of the provisional purchase price allocation primarily relates to the additional depreciation and amortization of fair value adjustments to intangible assets acquired and is not included. During the measurement period, the provisional amounts recognized will be updated and adjusted based upon additional information received related to facts and circumstances that existed at the acquisition date. Accordingly, GigaMedia’s current equity in net loss of Mangas Everest of US$668 thousand recognized in the second quarter of 2010 may change significantly based on the finalization of the purchase price allocation. Management expects that the purchase price allocation will be finalized no later than the fourth quarter of 2010.
Non-controlling interest
In January 2009, the company adopted new accounting guidance issued by the FASB for non-controlling interests, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” or “net loss” contained in this press release refer to the income statement line item titled “Net income (loss) attributable to GigaMedia.”
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, T2CN, a leading online sports game operator in China, and IAHGames, the leader in online games in Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gambling and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2010 and its other filings with the United States Securities and Exchange Commission.
# # #

(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2010	3/31/2010	6/30/2009
	unaduited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	0	25,820,083	26,070,963
Online game and service revenues	10,863,761	11,265,486	11,654,264

	10,863,761	37,085,569	37,725,227

Operating costs
Cost of gaming software and service revenues	0	4,009,650	5,040,154
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $4,649, $6,364, and $28,334, respectively)	3,620,523	3,832,994	4,118,570

	3,620,523	7,842,644	9,158,724

Gross profit	7,243,238	29,242,925	28,566,503

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $18,539, $1,882, and $26,676, respectively)	2,374,347	3,773,776	2,891,651
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $48,144, $17,304, and $63,746, respectively)	2,254,437	14,828,825	18,244,623
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $1,509,843, $453,352, and $705,639 respectively)	11,571,587	6,945,961	7,634,809
Bad debt expenses	103,099	62,572	31,092
Impairment loss	715,220	0	8,071
Contract termination costs	1,980,070	0	0

	18,998,760	25,611,134	28,810,246

Income (loss) from operations	(11,755,522)	3,631,791	(243,743)

Non-operating income (expense)
Interest income	188,862	114,076	63,200
Interest expense	(77,590)	(109,471)	(86,480)
Foreign exchange gain (loss) — net	21,029	(57,562)	279,560
Gain (loss) on disposal of property, plant and equipment	(109,362)	16	(14,674)
Loss on equity method investments	(719,126)	0	(55,416)
Impairment loss on marketable securities and investments	(4,674,928)	0	0
Gain on deconsolidation of gaming software and service business	75,827,332	0	0
Other	144,043	36,098	48,142

	70,600,260	(16,843)	234,332

Income (loss) from continuing operations before income taxes	58,844,738	3,614,948	(9,411)
Income tax expense	(6,277,072)	(402,332)	(6,836)

Income (loss) from continuing operations	52,567,666	3,212,616	(16,247)
Income (loss) from discontinued operations	(227,982)	30,688	39,854

Net income	52,339,684	3,243,304	23,607
Less: Net loss (income) attributable to noncontrolling interest	209,118	(1,927,141)	103,982

Net income attributable to Giga Media	52,548,802	1,316,163	127,589

Earnings per share attributable to GigaMedia
Basic:
Income from continuing operations	0.95	0.02	0.00
(Loss) income from discontinued operations	(0.01)	0.00	0.00

	0.94	0.02	0.00

Fully-diluted:
Income from continuing operations	0.88	0.02	0.00
(Loss) income from discontinued operations	(0.01)	0.00	0.00

	0.87	0.02	0.00

Weighted average shares outstanding:
Basic	55,709,989	55,104,109	54,508,640

Dilute	60,172,482	59,175,974	59,742,121

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	6/30/2010	3/31/2010	6/30/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	113,002,496	59,236,072	96,912,349
Marketable securities — current	3,512,955	3,497,308	3,446,137
Accounts receivable — net	4,579,767	4,209,972	13,861,741
Prepaid expenses	1,158,969	1,229,256	15,430,669
Restricted cash	0	932,407	1,326,097
Assets held for sale — current	0	32,215,788	0
Other receivables	10,885,990	1,143,927	1,847,067
Other current assets	6,907,321	4,539,066	1,366,218

Total current assets	140,047,498	107,003,796	134,190,278
Marketable securities — noncurrent	18,534,492	20,784,913	28,262,673
Investments	56,817,135	3,490,550	1,980,425
Retained ownership of gaming software and service business	0	24,999,803	0
Property, plant & equipment — net	4,776,040	5,595,457	14,703,578
Goodwill	44,282,945	44,577,726	87,090,457
Intangible assets — net	17,358,378	18,518,116	32,854,747
Assets held for sale — noncurrent	0	32,551,937	0
Prepaid licensing and royalty fees	5,548,635	5,437,977	22,043,230
Other assets	9,064,969	1,322,880	5,751,881

Total assets	296,430,092	264,283,155	326,877,269

Liabilities & equity
Accounts payable	710,636	641,964	1,498,293
Accrued compensation	4,256,747	1,877,985	2,616,383
Accrued expenses	15,243,520	7,005,359	10,626,738
Short-term borrowings	13,996,889	22,641,268	16,761,345
Player account balances	0	0	32,335,007
Liabilities held for sale — current	0	25,970,354	0
Other current liabilities	15,101,942	13,349,593	14,854,177

Total current liabilities	49,309,734	71,486,523	78,691,943
Liabilities held for sale — noncurrent	0	1,297,665	0
Other liabilities	279,766	159,633	3,976,124

Total liabilities	49,589,500	72,943,821	82,668,067

GigaMedia’s shareholders’ equity	244,017,405	188,426,066	235,409,841
Noncontrolling interest	2,823,187	2,913,268	8,799,361

Total equity	246,840,592	191,339,334	244,209,202

Total liabilities & equity	296,430,092	264,283,155	326,877,269

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2010	3/31/2010	6/30/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Income (loss) from operations
GAAP result	(11,755,522)	3,631,791	(243,743)
Adjustments:
(a) share-based compensation	1,581,175	478,902	824,395
(b) bad debt expenses related to loan receivables	76,774	0	0
(c) impairment loss on capitalized software costs	439,877	0	0
(d) impairment loss on fixed assets	275,343	0	0
(e) contract termination costs	1,980,070	0	0

Non-GAAP result	(7,402,283)	4,110,693	580,652

Net income (loss) attributable to GigaMedia
GAAP result	52,548,802	1,316,163	127,589
Adjustments:
(a) share-based compensation	1,522,336	452,368	789,086
(b) bad debt expenses related to loan receivables	76,774	0	0
(c) impairment loss on capitalized software costs	365,098	0	0
(d) impairment loss on fixed assets	161,628	0	0
(e) contract termination costs	1,652,821	0	0
(f) gain on deconsolidation of gaming software and service business, net of taxes	(69,766,392)	0	0
(g) impairment loss on marketable securities and investments	4,674,928	0	0
(h) income from discontinued operations	227,982	(30,688)	(39,854)

Non-GAAP result	(8,536,023)	1,737,843	876,821

Basic earnings (loss) per share attributable to GigaMedia
GAAP result	0.94	0.02	0.00
Adjustments	(1.09)	0.01	0.02

Non-GAAP result	(0.15)	0.03	0.02

Diluted earnings (loss) per share attributable to GigaMedia
GAAP result	0.87	0.02	0.00
Adjustments	(1.02)	0.01	0.01

Non-GAAP result	(0.15)	0.03	0.01

Reconciliation of Net Income to EBITDA
Net income attributable to Giga Media	52,548,802	1,316,163	127,589
Depreciation	497,130	495,962	765,986
Amortization	667,565	662,966	1,316,503
Interest (income) expense	(102,233)	85,455	39,775
Tax expense	6,232,162	295,568	73,805

EBITDA	59,843,426	2,856,114	2,323,658